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Admission Ticket                                                 [LOGO OF PP&L]
PP&L, Inc. Annual Meeting of Shareowners
1:30 p.m., April 23, 1999
Lehigh University's Stabler Arena
Bethlehem, Pennsylvania


                                                              March 12, 1999


Dear Shareowner:

        It is a pleasure to invite you to attend the 1999 Annual Meeting of Shareowners, which will be held at 1:30 p.m. on Friday, April 23, 1999, at Lehigh University's Stabler Arena, at the Goodman Campus Complex, located in Lower Saucon Township outside Bethlehem.

        Detailed information as to the business to be transacted at the meeting is contained in the accompanying Notice of Annual Meeting and Proxy Statement. We will conclude the formal portion of the meeting with a discussion of the company's operations and a question-and-answer period will follow.

        We hope you will be able to attend in person. Whether or not you are able to attend the meeting, please provide your bank or broker with your voting instructions today. If you plan to attend the meeting and vote your shares in person, you must obtain a legal proxy from your bank or broker. If you are unable to attend the meeting but have questions or comments on the company's operations, we would like to hear from you.

        Remember, in order to receive the cash payment of $1.00 per share as discussed in the Proxy Statement, Proposal 2 must be approved and adopted, and you must vote FOR Proposal 2.


                                 Sincerely yours,

                                 /s/ William F. Hecht
                                 William F. Hecht
                                 Chairman, President and Chief Executive Officer

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                       [MAP OF Annual Meeting location]